Filed by Digitas Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Modem Media, Inc. Commission File No.: 000-21935

Forward-Looking Statements

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements regarding the acquisition of Modem Media by Digitas and the proposed date of the stockholders meetings are all forward-looking statements. Risks, uncertainties and assumptions include: possible adjournment or postponement of the stockholders meetings; failure to satisfy conditions to closing of the merger, including receipt of Digitas stockholder approval and Modem Media stockholder approval; the risk that the benefits of Digitas’ acquisition of Milton will not be achieved or will take longer than expected; and other risks that are described from time to time in Digitas’ and Modem Media’s Securities and Exchange Commission reports (including but not limited to Digitas’ Form 10-K for the fiscal year ended December 31, 2003, Modem Media’s Form 10-K for the fiscal year ended December 31, 2003 and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Digitas’ or Modem Media’s results could differ materially from Digitas’ or Modem Media’s expectations in these statements. Digitas and Modem Media assume no obligation, and do not intend to update these forward-looking statements.

Additional Information and Where to Find It

Digitas and Modem Media will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. Investors and security holders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Digitas are available free of charge by contacting Digitas Investors Relations, Digitas Inc., Prudential Tower, Boston, Massachusetts 02199, (617) 867-1000, and documents filed with the SEC by Modem Media are available free of charge by contacting Modem Media Investor Relations, 230 East Avenue, Norwalk, Connecticut 06855, (203) 299-7000.

Participants in Solicitation

Digitas and Modem Media, and their respective directors, executive officers and other possible employees and advisors, may be deemed to be participants in the solicitation of proxies from the stockholders of Digitas and Modem Media in connection with the merger and related items. Information regarding the directors and executive officers of Digitas and their ownership of Digitas shares is set forth in the proxy statement for Digitas’ 2004 annual meeting of shareholders. Information regarding the directors and executive officers of Modem Media and their ownership of Modem Media shares is set forth in the proxy statement for Modem Media’s 2004 annual meeting of shareholders. Investors may obtain additional information regarding the interests of those participants by reading the joint proxy statement/prospectus.

DIGITAS

Moderator: Jeff Cote

July 15, 2004

9:00 am CT

Operator:	Good morning, my name is (Judy) and I will be your conference facilitator today. At this time, I would like to welcome everyone to the Modem Media and Digitas Conference Call to discuss the merger of the companies and to speak about the second quarter earnings for each company. All lines have been placed on mute to prevent any background noise.

After the speaker’s remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press star, then the number 1 on your telephone keypad. If you would like to withdraw your question, press star, then the number 2 on your telephone keypad. Thank you. Mr. Cote, you may begin your conference.

Jeff Cote:	Thank you. Good morning everyone, and thank you for joining us to discuss the merger agreement announced this morning between Digitas and Modem Media. I’m Jeff Cote, the Chief Financial and Administrative Officer of Digitas. Before we get started, I’d like to remind everyone that both companies’ discussions today may include forward-looking statements, which may involve risks or uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements.

For a discussion of these potential risks and uncertainties, please refer to the risk factors listed in both companies’ SEC filings. They apply to our oral and written comments. I’d also like to remind you that the guidance that each company is offering today represents a point in time estimate of each company’s future performance.

You will find a link to the web cast of this call, as well as to today’s press releases at digitas.com and modemmedia.com, in the investor sections. The Digitas press release includes a reconciliation of any non-GAAP measure we refer to on this call to the most directly comparable GAAP measure. With that, let me turn it over to David Kenny, Chairman and CEO of Digitas.

David Kenny:	Thanks Jeff. Good morning all of you, and thank you for joining us today. I’m going to be joined by Marc Particelli, President and CEO of Modem Media, Jeff Cote, who just spoke, and finally by Frank Connolly, the Chief Financial Officer of Modem Media. Both Jeff and Frank are going to speak about the second quarter performance. Before that, Marc’s going to join me in remarking on today’s announcement.

As we have suggested at Digitas over the last two quarters, we’ve been positioning our company for growth across both client groups and geography. And we’ve been (unintelligible) up for broader long-term strategic growth. I’m thrilled today to explain this morning’s announcement in the context of that strategy.

Today, we’ve announced the signing of the agreement under which Digitas acquires Modem Media. Under the terms of this agreement, a stock-for-stock transaction, Digitas will exchange .7 shares of Digitas common stock for each outstanding share of Modem Media common stock at the closing date. I personally, and all of us collectively, are really excited about this union. It will, we believe, play a key part in all of our short and long-term growth strategies. It’ll support our mutual drive to excellence on behalf of clients, and supports our earnings and margin growth goals as well.

We believe that together, Digitas and Modem Media embody the world-class solutions that marketers need to deliver the right message to the right customer about the right product or service wherever he or she may be. We expect this transaction to be accretive to earnings in the first calendar year after closing. The transaction, of course, is subject to customary closing conditions, including regulatory approval, and approval by each company’s stockholders. We expect the transaction will be completed in the fourth quarter of 2004.

Let me give you the five reasons in summary that we believe the benefits of this acquisition are clear. First of all, this combination creates an industry leader in interactive and database marketing. Digitas and Modem Media are complimentary pioneers who’ve helped define database and interactive marketing. Together, the companies offer an even stronger value proposition to clients and as a result, to our shareholders and our employees as well.

Second, it creates (unintelligible) of clients whom the companies are able to better serve together. It also provides added shared marketing budget at key shared accounts, including AOL, Delta, General Motors. Importantly, it augments Digitas’ blue-chip roster of clients with a number of Fortune 500 companies that represent key industry segments served by Modem Media, but not currently served by Digitas, giving even more growth potential.

The third point is that it adds a great brand to the Digitas company. This will afford the two-agency model to address some conflicts between clients in selected industries.

Fourth, this combination allows us to draw a critical mass in our strategic markets of London and San Francisco, where both companies have important relationships and longest potential for future growth. Combining the companies’ offices in these markets under the Modem Media brand will deepen service to existing clients and create the scale to serve additional clients in both regions.

And fifth and finally, this combination also affords certain operating synergies among some functions that provide company-wide support, mostly non-client (unintelligible) functions. As I said, we expect the transaction to be a creed as to cash earnings in 2005, our first full year of operation

Let me summarize. I believe that today’s announcement joins two complimentary marketing services firms. I believe our union plays directly to the demands of the changing landscape for highly personalized repeatable and increasingly digital brand experiences for consumers. I also believe that these two companies share a single focus, a focus on delivering best (unintelligible) work to our clients, repeated over time. Our two companies are also driven by similar cultures, cultures that seek to attract and to retain the best and the brightest, regardless of discipline. (Unintelligible) our people, our culture, are bonded by a commitment to excellence and to results. Now my pleasure to introduce Marc Particelli. Marc?

Marc Particelli:	Thank you David. Good morning everybody. Thank you joining us this morning. I think this is great news. Two long-time complimentary and occasionally competing companies are announcing their intention to become one. We are bringing our clients, our professionals and their expertise together in a move that I believe drives value to all, and which we further believe supports the cornerstone of our value creation to the shareholders. We are united by a common passion to design and create work for our clients that helps drive their relationship with consumers and their success as marketers. This shared approach underscores that our cultures are very similar.

Managized strategic plan for the future, and considering our operational and client growth targets, joining with Digitas stands out as the smartest move we could make to benefit our clients, our employees, and our shareholders. As innovators in digital marketing, we have known and respected one another for years. We have built up extremely synergistic and complimentary capabilities. These capabilities will come in handy as we work to scale clients and to increase services, such as database marketing and analytics.

And certainly, we both understand the increasing importance of clients’ demands for marketing engines that drive their message across media to bring brands to life. I’d like to take a minute to describe how we intend to operationalize today’s announcement.

As part of the acquisition, Digitas will be gaining the expertise and leadership of each of the three managing directors who lead Modem Media’s offices — Michael de Kare-Silver in London, Dave Lynch in Norwalk, and Scott Sorokin in San Francisco. These offices, combining our respective London and San Francisco facilities, will form Modem Media, Inc. Martin Reidy, who currently is President, Digitas San Francisco, will serve as President of Modem after the close.

I will continue to lead our business in the near-term, and will support a period of integration, as long as it is necessary. Laura Lang, who two weeks ago was named President of Digitas, will lead the Digitas agency comprising current Digitas offices in Boston, Chicago and New York. I am very pleased to be here with David today to talk about this important milestone in our histories and our future together. I’ll turn it back to David now.

David Kenny:	Thanks Marc. Let’s now turn the call over to Jeff Cote, Digitas’ Chief Financial and Administrative Officer, for discussion of our performance in the second quarter.

Jeff Cote:	Thank you David. I’ll provide a brief recap of our performance in the second quarter, and provide guidance for the third quarter and full-year 2004. In the interest of time, we will not discuss many of the metrics that we have routinely communicated during our quarterly call, rather those metrics will be posted in the investor section on digitas.com.

To recap the quarter, we reported fee revenue of $60.6 million versus $51.6 million for last year’s second quarter. This represents a 17% increase. It includes approximately $200,000 in bonus revenue. As you know, we see fee revenue rather than total revenue as the best measure of our performance as a company. We recorded total revenue, including reimbursable expenses, of $96.3 million versus $72.6 million for last year’s second quarter.

We recorded net income of $7.6 million, or $.10 per share, compared with net income of $2.9 million, or $.05 per share, for last year’s second quarter. We recorded adjusted cash earnings of $8.2 million, or $.11 per share, compared to adjusted cash earnings of $5 million, of $.08 per share, for last year’s second quarter.

Adjusted cash earnings excludes from GAAP earnings amortization of intangible assets and stock-based compensation, using the company’s actual tax provision. As anticipated, sequential quarterly growth was relatively flat. However, remember that the first quarter fee revenue included $5.2 million in bonus from our clients.

Our fee revenue based - excuse me, our fee revenue base in the second quarter grew to cover the lack of this bonus in the second quarter of this year. The growth of fee revenue in Q2 was largely due to new activities that we started with our clients during the first quarter, that had a full-year or full-quarter impact in the second quarter.

Let me now focus on our guidance for the third quarter and full-year 2004. This guidance does not consider the effect of today’s announcement to acquire Modem Media. We will update our guidance to include Modem Media after the transaction closes.

For the third quarter, we expect fee revenue of $58 million to $61 million. This represents an 11% to 17% growth from the third quarter of 2003. We would expect reimbursable expenses to add approximately 45% to 50% to fee revenue. On a GAAP basis, we expect earnings per share of $.08 to $.10. We also expect to achieve adjusted cash earnings, using the company’s actual tax provision, of $.09 to $.11 per share.

We now expect fee revenues of $235 million to $245 million for the full-year 2004, and earnings per share calculated in accordance with GAAP of $.35 to $.42, and adjusted cash earnings per share of $.38 to $.45. With that, let me turn it over to Frank for a brief discussion of Modem Media’s performance in the second quarter.

Frank Connolly:	Thank you Jeff, and good morning everyone. Revenue for the quarter ended June 30, 2004 was $15.9 million versus $15.3 million last year. That’s up 4%. Foreign exchange rates had a favorable impact of about $300,000. Revenue from our top ten clients accounted for 90% of second quarter revenue, compared with 91% a year ago. Delta Airlines, Hewlett Packard, IBM and General Motors each contributed 10% or more of our consolidated revenue this quarter. We’re continuing to further penetrate some of our core clients by adding new business with existing partners, such as AOL and PricewaterhouseCoopers, this quarter.

We also started work for four new clients this quarter, including Royal Caribbean and Dolby. As you heard from Jeff, in the interest of time, we will not be reviewing all of the operating and financial metrics we typically discuss on our quarterly calls. But we have made those figures to you on our Web site this morning, at modemmedia.com. That said, I’d like to point out that you’ll see a declining utilization and an increase in billable FTEs. This primarily reflects our investment in forward capacity to support anticipated growth during the second half of the year, and to expand our capabilities.

Going to the income statement, second quarter gross margin was 48%, down eight points to last year. The decline can primarily be traced to the costs associated with increased billable capacity and additional capabilities, as well as lower profits from our General Motors business. Income from continuing operations was $1.9 million, or $.07 per diluted share, compared with $1.7 million, or $.07 per diluted share, last year. This year’s results include the after-tax impact of $500,000 from restructuring income, primarily resulting from a reversal related to our UK office lease, and $200,000 of after-tax costs related to the acquisition.

Moving to the balance sheet, the company has a strong financial position with $62 million in cash and virtually no debt at the close of the quarter. Day sales outstanding stood at 49 at quarter end, which is down from 53 days a year ago.

Our outlook for the balance of the year remains positive. In the third quarter, we expect revenue to be in the range of $15 million to $17 million, and earnings from continuing operations of $.03 to $.05 per diluted share, without including additional transaction costs. Full-year revenue is expected to be $63 million to $67 million for 2004, with earnings per diluted share from continuing operations of $.18 to $.24, without including additional transaction costs. Depreciation is anticipated to be between $2 million and $2.5 million for the full year, and capital expenditures will be about $2 million. I’ll now turn the call back to David, who will initiate the Q&A before offering closing remarks.

David Kenny:	Thanks Frank and Jeff, and thank you Marc. With that, we welcome your questions. Operator, please open the line.

Operator:	At this time I would like to remind everyone, in order to ask a question, please press star, then the number 1 on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster.

Your first question comes from (Chris Tinney) with Friedman, Billings, Ramsey.

(Chris Tinney):	And thank you. Good morning, and congratulations on the announcement today.

David Kenny:	Thank you (Chris).

(Chris Tinney):	David, can you kind of walk us through? Modem Media is going to be keeping their brand, and the work they do is slightly different than your — you have a little more broader offering. Given the fact they’re going to be keeping their brand, can you kind of walk us through how over the coming, you know, years or whatever, you’re going to be kind of embedding what Digitas does with what Modem Media does? I think that’s kind of the true upside here, right? You get longer retainer-based relationships that kind of drive the history of Digitas into those customers. Should I look at it that way?

David Kenny:	I think that is part of the upside we see. Let me take it into categories. There are several clients where we already both work — you know, we both work at Delta — we both work at General Motors — we’re in the U.S. most strongly — they’re in Europe most strongly — we both work at AOL. In these cases, we’ve got to work with these clients to understand how they want us to work together. But those teams will be able to work together as teams. That allows both sides to learn a little bit more about each other. That allows both sides to begin some skills. That also allows over time a critical mass for Modem Media in its agency to build skills that they were already trying to build on their own — in the database side — on the campaign side — in the kind of marketing engine world. They’ve been moving in that direction. This will accelerate it because there’s a critical mass of shared relationship.

Secondly, on top of that, Modem Media has some fabulous deep relationships, more focused on the Internet alone, but with a number of other companies where we also hope to add value and believe, from discussions with those companies that Modem’s had, that there’s a need for that. So we’ll be building more of the database marketing skills and the analytic skills and the - some of the strategy skills we have within the Modem network so that it works. Clearly we’re keeping two networks to be able to handle conflicts over time, which optimizes the addressable market, so we can only share best practices, not client data. But we’re certainly going to make sure that we’re all learning so that we’ve got two great agencies — not exactly the same — but two great agencies that can cover the market.

(Chris Tinney):	Do you think you’d have any issues with GM or Delta in terms of this merger?

David Kenny:	I don’t believe so. Obviously, those were the first calls made this morning. And in both those cases, they had been encouraging us to partner together anyway. Our teams have gotten to know each other because there are places where what we each do needs to connect. And so in many ways this - you know, this is very good news for those clients because it means that we’re going to really be able to come together and help them build a marketing engine that gets everything they want done. So it gives - the words we heard from shared clients were, you know, this is the best of both worlds. So …

(Chris Tinney):	Okay, and a couple of quick questions for you Jeff. In terms of cost synergies — I think you mentioned a couple little things — could you just expound on that a little bit? In addition, Modem Media, their numbers are taxed, yours are not. Can you talk about your carry-forward and how that’s going to impact the next couple years? And then just the last - those two questions first. I have one more follow-up.

Jeff Cote:	Sure, on the synergies question, we’ve indicated that we believe that it will be accretive in the first full year of calendar year of operations. Our models indicate that that’s about $.02 to $.03 of accretion. Obviously, as we go through the planning process for the integration, we’ll get a better understanding around the opportunities for cost and revenue synergies. And when we close on the transaction and we have a call around that closing, we’ll provide a little bit more guidance. The types of cost synergies clearly around dual public company costs, but also around facilities are the ones that are the most obvious. And as I said, as we go through the integration planning, we’ll - and when we share that with you, we’ll give you more specifics.

Around the tax question, we’ve done preliminary evaluation around the NOLs, and it is our belief that both company NOLs will be able to be used going forward. Therefore, the expectation is that we’ll be - we will not be a taxpayer as a combined company. But again, we’ll get more specific guidance on that when we talk about it after the closing.

(Jeff Tinney):	Okay thanks, I’ll get back in the queue.

Jeff Cote:	Thanks Chris.

Operator:	Your next question comes from (Alexia Quadrani) with Bear, Stearns.

(Alexia Quadrani):	Hi, good morning. I’ve a couple of questions. First I guess, from Jeff from your perspective, now you’ve had a chance to take a look at obviously Modem’s businesses — there is a pretty big difference in the profitability of the two businesses — do you think that’s an opportunity for Digitas? I mean, is there something there that Digitas is missing? Is it a question of just the cost-cutting and the synergies, or is it a question of really maybe the different business mix and therefore maybe doesn’t change so much?

Jeff Cote:	That’s a great question (Alexia). I think that the real opportunity here is obviously around the revenue synergy and the margin expansion as we share best practices about how we deliver for our clients. The cost side of the equation will be helpful. But it is more about understanding how Modem delivers for its clients and how Digitas delivers for its clients, and figuring out the best practices that we can pull from both to make sure that we can optimize the quality of work for our clients first and foremost, but also the return that we would then generate in the form of profit for the shareholders. So our plan is to really focus on that as we go through integration, and make sure that we pick the best from both.

David Kenny:	(Alexia) this is David. I want to add to Jeff’s answer with one more thing. You’ve known us for a long time. You know that we have a history of acquiring clients, growing them to scale over time, and that the margins in the early years for us aren’t great, and when the clients get to maturity, they’re actually quite good. I think that there is an opportunity to get further scale where we’ve shared clients, and you can share some costs in serving those clients.

There’s also opportunity to add services that scale more of their clients, so this ability to move more clients up the scale curve helps us. When we do it completely organically, you know, historically we’ve taken margin depression on the investment client while they scale up. And we’ll still do that. We still need to grow the combined entity, but there’s early on this some real opportunities to get more scale relationships, which is part of why we feel, you know, quite good about this deal.

(Alexia Quadrani):	And then a couple of follow-up questions. David, I was kind of surprised — but I guess in your comments you said you just called GM and Delta and those guys this morning — is there - I mean, is there any risk to those relationships given that maybe they weren’t involved in these discussions earlier on? Or am I assuming they weren’t, maybe they were?

David Kenny:	Well there are - these are two public companies and so we had to be very careful on that. There were certainly diligence calls done — by banks in a disguised way to understand that — and where we both are, we know exactly how they feel about each other. So all of those discussions happened. They were not - we were not explicit about this combination with them because I don’t think we could be. I have to say they weren’t all surprised. And I think that they all feel really good about it. So we understood the risk going into it. It wasn’t like we were taking our chances. But that said, you know, to be clear, we didn’t disclose anything that would be unfair to the investing community. We followed the law on that.

(Alexia Quadrani):	Okay, and then do you have a number for the percentage of revenues maybe for the top three clients in the combined entity?

Jeff Cote:	We haven’t calculated the percentage. I’ll tell you that Modem’s top client — Delta on a combined basis — will represent about 7%, but we haven’t gone deeper than that right now.

(Alexia Quadrani):	Okay, and just one more question maybe on the Modem side before I get back in line. The decision I guess to increase the employees and the likelihood I think you said that we’re going to see declining utilization rates in the higher FTEs, is there great visibility for pickup in (unintelligible) in the back half of the year that sort of drove that decision?

Frank Connolly:	Well let’s see - this is Frank. My comments about the FTEs and utilization applied to the second quarter, and as we move forward, as we’ve said, we anticipate that we’re going to continue to grow in the second half of the year into our existing capacity. We do not anticipate adding billable headcount at the same rate that we did since the end of last year. So that will - those metrics will improve as we go forward. As you saw in the second quarter, we slowed down our increase of headcount substantially from the prior quarters.

(Alexia Quadrani):	Okay, thank you.

Operator:	Your next question comes from (Lane Tendon) with Janney Montgomery Scott.

(Lane Tendon):	Thank you. Good morning. Congratulations on the acquisition. Jeff, could you maybe walk us through a few more assumptions on the potential accretion from the transaction in terms of growth that you expect from Modem Media? You indicated you expected $.02 to $.03 accretion in the first 12 months after completion.

Jeff Cote:	That’s correct, and again, we’ll provide much more specific information once we’ve had an opportunity to go through the integration planning on this. I think that for now, we’ll stick with the fact that we’ve done enough work to believe that it is $.02 to $.03 accretive — that’s with, you know, minimal opportunities on the revenue side — but we’re going to learn more as we go through the integration and after we actually close on it and integrate the companies to better understand that. So more to come later on that, but we feel as though there’s - there is some potential upside here.

(Lane Tendon):	Are you including cost synergies in that $.02 to $.03 number, or is that also an upside over and above what you’re expecting at this point?

Jeff Cote:	It’s a little of both, but it’s pretty conservative estimates based upon where we’ve been so far with our work.

(Lane Tendon):	Okay, and is it fair to say that most of the overlap is in London and San Francisco, and that’s where most of the integration work will take place with the staff?

Jeff Cote:	No, I mean, London and San Francisco certainly have opportunities. It’s as much about real estate as it is people in those places. The other place there’s synergy is in the sort of, you know, the overhead functions. And that’s company-wide on both sides, to really make sure that we’re - we’ve got the most efficient backroom for serving all the clients.

(Lane Tendon):	David, what are some of the integration challenges that you expect? I mean, obviously this is a people-based business, but I’d love to hear from you in terms of what plans you have in place to ensure a smooth integration of the acquisition from a people perspective.

David Kenny:	There’s a pretty detailed plan, and that’s actually where, you know, the most - the hardest work was done, because I think that’s absolutely right. I think it was important that the leaders of those companies had the chance to spend some time together, had a chance to share a vision. I think the good news is independently both companies have strategies that move in each other’s direction and know each other well.

So, you know, there’s - you start with a common vision. And I think that vision has to be sold to all of the employees of Modem Media and all of the employees of Digitas. So that’s - you know, that’s Number 1, so that we all have a clear direction, that people understand how this is building off from what was already done. Neither company is fundamentally changing its strategy.

Under that, you’ve got to touch folks. That’s why this call is being done from East Norwalk. And as soon as we’re done with you, we need to go spend time with all of the folks here who are so critical to making this happen. It’s a big investment in the people of this company, at Modem, to make it happen. At the same time, there are parallel meetings happening throughout the Digitas system.

So we kick it off well, then I think the real work between now and then is to actually sort out — client by client — capability by capability — what this means for them in their careers — how they’re going to have more skills to sell their clients — how they’re going to have more skills to learn and grow — because we’re going to sell this as we’ve always sold Digitas, as an employee value proposition about growth — personal growth and certainly growth in the company as well.

The tricky parts are London and San Francisco. That’s why we were clear upfront (unintelligible) those offices. We were clear upfront that they’d be branded Modem Media, that we didn’t have to have arm wrestles during the implementation period. We’ve got to get everybody through that. I think most people are - who are aware are all very excited about it. And we’re going to have to just, you know, work that there and a lot of attention will be spent there to make sure that we get full benefit in those offices.

(Lane Tendon):	Could you give some color on the financial incentives offered to management to ensure retention? I mean, obviously that will be a key question as we move through the integration process.

Jeff Cote:	Obviously in these types of things there are certain programs that are put in place to make sure that we retain the people that we need to. I will be sharing more of that with you in the future. Right now, I think that we’d like to leave it at we’re paying close attention to ensure that we retain the people and the clients, and that’s where the bulk of our focus is - has been spent at this point.

David Kenny:	Marc, you may want to add to the …

Marc Particelli:	Let me just say that since about midnight last night, we’ve been having sessions with our senior teams around the world. We’ll have sessions with the rest of the teams in our offices over the next 12 hours or so. Universally the enthusiasm for this merger is very, very high. I think everybody recognizes that the opportunity for them and for our clients is dramatically better in combination than separate.

And one of the things that I think that we would like to make sure is that these two brands, actually and the way that we are planning on this merger, I think mitigates the risk inherent in most because it provides stability and continuity and allows us to start migrating the capabilities at a very thoughtful pace. I think this is a very well thought out process. Our people are enthusiastic and excited and I think this is going to be great.

(Lane Tendon):	Just two questions - quick questions. One, was this a competitive bid? And secondly, Jeff if you could comment on some of the metrics. I know you said metrics are available on the Web site, but just generically how the metrics of Modem Media compare with Digitas pricing, utilization and other important ones. Thanks.

Jeff Cote:	Yeah, I … . Go ahead.

David Kenny:	I - Marc should take the first one. You take the second.

Marc Particelli:	I will - I’ll reinforce what I said. We believe that this combination is of great strategic value for both firms for its people and for its shareholders. And this has been a combination based on that strategic importance.

(Lane Tendon):	But was it a competitive bid? That was my question, was …

Marc Particelli:	We decided that these firms should be together.

(Lane Tendon):	Okay.

Jeff Cote:	On the second question around some of the metrics, we have billable employees. Our average billing - well we ended the quarter with 1,118. Modem ended with around 234. Is that right?

Frank Connolly:	Two hundred and thirty-seven billable employees at the end of the quarter.

Jeff Cote:	Around the billability, Modem folks tend to run a little bit higher. We actually as the Digitas company ran at 65% utilization this quarter. We had some very significant up-ticks from our 61% last quarter. I know that we had a conversation about that at our last call. That resulted in an increase of a point of margin in the business recognizing that the first quarter had the bonus in it. So our natural gross margin would have went down by a point, but it did go up because of the higher level of utilization.

Our hourly rate of $165 per hour is a little bit lower than Modem’s at $184. The average revenue per billable FTE that we have is $220 — Modem’s is $237 — again reflecting along the lines that the metrics that they have around hourly rating and utilization tend to run a little higher. I’m sorry, the utilization that they had during the quarter was 70%. DSOs — theirs runs a little bit higher than ours at 49. Ours was at 30 at the end of this quarter. But they’re rounding off a little bit. There aren’t major differences between the metrics on the two companies.

(Lane Tendon):	Thanks Jeff.

Jeff Cote:	Okay.

Operator:	Your next question comes from (Troy Maston) with William Blair & Company.

(Troy Maston):	Thank you. Good morning. This is the first deal that’s been done by Digitas, if I can say that it’s being done by Digitas. What gives you comfort that you now can successfully integrate Modem Media into the company? And can you give us any insight on why this is happening now rather than any other point in time over the last several years?

David Kenny:	(Unintelligible) race is a little different now than it was years ago, which is part of it. I think it’s a deal that can be done. I think both companies got to a point where we found that there could be fair value for all involved. And of course, you’ve got to start with that. Beyond that, from the Digitas side, we’ve matured greatly as a company. I think building the team — being able to have a President of the Digitas agency that I could put in charge a couple of weeks ago in Laura Lang — makes a big difference.

The team that Jeff has built financially gives us a lot more confidence in the ability to integrate the finance systems, and in fact the whole IT infrastructure. We’ve invested greatly in the last couple years in the HR process, such as Digitas building training and career-pathing and review processes that are easier to roll out.

So we’ve got the backbone of greater scale. And we built that both for scaling our own business or primarily for scaling our own business organically, but those are built with in mind that with the right size acquisition you could port it over so that a great entrepreneurial company like Modem Media could keep that but also benefit from, you know, the infrastructure, the human resource infrastructure and the finance then the technology infrastructure of Digitas. So we feel good about that and feel ready for that.

From a Board of Directors standpoint, it was with great thought that we built our board over time and even after, you know, the Hellman & Friedman shares were gone, you know, adding Bob Glatz from PricewaterhouseCoopers, adding Gail McGovern, we have folks who’ve been through mergers who were very helpful and wise in thinking this through. There’s been a lot of rigor on the implementation plan before we got to this point. And, you know, I feel - so I feel like it’s all there.

That said, I don’t want to be naive. Service firms merger - they’re always hard - service firm mergers are very hard.
We go into this eyes wide open on the challenges so that we can address them head-on. And I think that, you know, the way we built up the team on our side has been with an eye towards being able to do this. So I think we have the skills. I think we had a moment in time we could get fair value for both sides.

And I think that - you know, I think the other thing that’s very important is the state of the market today. Our - you know, I think our clients at Digitas, we’re always about database marketing and that scaled off and the Internet was where they were headed, but on a combined basis, what we do now is core. It’s no longer experimental.

For so many of our clients, we are an embedded core part of the way they acquire, retain and cross-sell customers.
That means they need scale, then they want scale. And they need that to breed. They need a different solution as it’s becoming mission critical to these clients. And I think on a combined basis, we’ll be able to do that for more clients faster than either of us could on our own.

(Troy Maston):	Okay, great. Thanks. And another question is I could. At least recently, Modem’s been growing a little more slowly than Digitas. Is there a reason that this deal might be dilutive to the combined revenue growth of the company or is the synergy going to at least make it similar to your goals that you’ve stated in the past, or if you can give insight on the long-term growth outlook if it’s changed?

David Kenny:	Our long-term growth outlook remains the same as a result of this deal. And we believe very strongly that this deal just increases our confidence in achieving it. Certainly there are cost synergies. And cost synergies are always faster and easier and clearer than revenue synergies. So that helps early on. Net/net though, this deal has to be about revenue growth.

And the reason I’ve got good confidence there is we - you can bet we went line by line — client by client — with Modem Media and what’s going on. They’ve got many growing relationships that have been quite strong. They’ve - you know, I think they’ve taken a hit on GM, which they’ve talked about. And, you know, that kind of offsets some of it. We understand that, because we’ve been on the other side of some of that.

But I also - you know, I believe that that’s - you know, that’s not a trend. That’s a specific client situation. And so when we look at the trend, we believe that, you know, the Modem Media company is well poised for revenue growth on its own. On a combined basis, backed by some of the shared systems I talked about and with greater scale as a total company, I believe we’ll be able to make a more compelling value proposition to the existing Modem clients about becoming even more embedded and more scale within them.

(Troy Maston):	Okay, and the finally on the Digitas numbers reported this morning, if my math is right — excluding bonus payments in the second quarter — you grew roughly I think 23%. You’re talking 11% to 17% in the third quarter. Why the slowdown versus Q2?

David Kenny:	I think, Troy, you know, we all have clients in the news. And, you know, I think the Delta situation’s well understood. And it’s very solid, but it’s not going to grow. And the other situation is of course AT&T, which is what’s been more reported pulling out of some markets in the local business. And that’s work we did. And, you know, that will mitigate over time. But that’s going to offset some of the growth in other clients.

So that’s really what it’s about. It’s just making sure that - we want to make sure we’re really conservative about the (unintelligible) and takes here as we sort through with AT&T in the fourth quarter of this year and certainly when they go into ‘05. That company’s in some transition and we thinks it’s important to mitigate that risk by not over promising what’s going to happen there.

(Troy Maston):	So it’s …

David Kenny:	Because that will certainly - that client will certainly come down over time.

(Troy Maston):	Is it fair to say then there’s nothing secular with that slowdown, it’s client specific?

David Kenny:	It’s - yes. On the Digitas side, it’s absolutely client specific and (unintelligible) similar businesses I have to believe that the Modem Media trends are also, as I said before, client specific.

(Troy Maston):	Okay, thanks.

Operator:	Next question comes from (Stephen Dayens) with (HMC New York).

(Stephen Dayens):	Hi, congratulations. Couple questions concerning antitrust. Have you been over your - with your lawyers the situation and the fact that you’re both listed as competitors of each other in certain divisions?

David Kenny:	We have done some analysis with our lawyers around that question. Obviously, there’s a lot of work to do around the filing for the (Hart Scott Ravino) and we’ll give more information as soon as we have information on the results of that.

(Stephen Dayens):	But have your lawyers given you an indication that this should be no problem, or they possibly expect a second request, or anything like that, or …

David Kenny:	You know, our lawyers haven’t given us any specific indication on that. They’re in the process of filling out the application. And as we know more, we’ll share it with the public markets.

(Stephen Dayens):	Okay, thank you.

Operator:	Your next question comes from (Dimitri Kaken) with Solomon Brothers Management.

(Dimitri Kaken):	Yes, good morning. A couple of questions, going back to I guess the key executives question. How - first of all, are they any earn-out provisions in the agreement that if, you know, certain benchmarks are reached, there is additional payment going forward after the deal closes, you know, a year from now and so on?

Number two, you know, you keep talking about cash earnings versus GAAP earnings. How - what is your thinking about the, you know, generally compensation structure going forward, particularly if you’re going to have to probably — likely — to expense the options through P&L? And number three question, on balance sheet, if I could just go back - get the - you know, answer these two questions, and I’ll ask the third one.

Jeff Cote:	Sure, on the question of earn-outs, we will be filing the definitive agreement in a Form 8-K this afternoon. So we’re going to stay silent on that specific question until we do get that document out in the public markets. On the question of cash versus tax earnings, I addressed it earlier with (Chris) as far as how we would present that going forward.

We’ve said publicly that Digitas has a very large NOL and trapped losses in the form of goodwill deduction and also the tax deduction we get for the difference between the market price and strike price on options. We believe that we will not be a taxpayer for several years. And from an accounting standpoint, we believe that we do have a situation where we don’t need to accrue taxes.

Modem’s in a different situation. They have been booking a tax provision. They have not been paying cash taxes. We’ll go through the analysis to figure that out and make sure that when we do give combined company guidance, we’re very clear with you how we’re going to handle that going forward.

(Dimitri Kaken):	But I was more interested in your compensation philosophy going forward, because obviously the non-cash compensation or option compensation has been a pretty significant component for both companies and to the extent that that’s starting to flow through P&L, you know, to what extent that’s going to change your approach to giving out options.

David Kenny:	Oh certainly the compensation committee at Digitas has been dealing with this issue and will deal with the issue post-closing. We believe strongly that equity-based compensation is important to motivate key executives to create shareholder value and we want to align those interests. Whether that the form of that between options and restrictive stock is something that we’re looking at and we’re looking at it economically. I think accounting alone shouldn’t drive the decision. We’re looking at it economically to find the right answer.

There is no anticipated change in the short run, but I assure you that as the accounting rules get more clear, and as the economic analysis becomes more clear — because it’s not crystal clear today — certainly we’d consider it. But, yeah I certainly don’t believe that there’s going to be a big change in the compensation structure or system or level as a result of this transaction.

(Dimitri Kaken):	Okay, which brings me to my last question, which I’m surprised that nobody really asked in the call previously. You know, you guys have what — $94 million of cash — Modem Media has $62 million — so combined, $155 million. You’re increasing the share buyback program from $20 million to $70 million. You haven’t bought that stock before. You know, arguably you don’t need more than, I don’t know, 10 — 20 million probably to run the business, if I’m not mistaken.

David Kenny:	Well first of all, Digitas has bought stock back before. They—we bought back a fair chunk last year. And that is the stated intention to use the cash. You know, why not use it in this transaction? We simply believe this is cleaner — fairer to all shareholders — reflects the fact that we both have great confidence in the growth from here — keeps our employees, you know, all on a pretty stable basis in terms of their equity compensation — and keeping the interests aligned here is vital to make this deal work.

So all in, we believe at the moment it was good to do it this way. That said, we absolutely have long understood that the cash on our books belongs to the shareholders and needs to be returned to them as efficiently and effectively as possible. And for the time being, a buyback program is the way to do that. Obviously nothing can be done now until the transaction closes. But certainly we intend to continue to be opportunistic about bringing those shares back into Digitas.

(Dimitri Kaken):	But I mean, what - if you can’t do anything now when arguably the stock is reacting the way it is, why not do some kind of a, you know, one-time special dividend, which, you know, you have almost two bucks a share — one and one-half bucks a share cash on a pro forma basis?

David Kenny:	We believe that that’s best way we serve shareholders is the way we did the deal, and we’re going to - we believe all of us are going to judge the transaction when all the facts get out and not in the reactions in the first couple of hours. So this is - both companies have a long-term view. Both shareholders bases have a long-term view. And we think in the long-term, everybody’s going to be well served by the way we structure this.

(Dimitri Kaken):	All right, thank you.

Jeff Cote:	Thank you.

Operator:	Your next question comes (Nate Kellogg) with Frates.

(Nate Kellogg):	Hi guys, just two quick questions. First one is how many shares outstanding and how many options outstanding combined are the two companies after this deal closes?

Jeff Cote:	I’ll speak to the Digitas, and I’ll let Frank talk to the Modem. Digitas had, on a fully diluted basis, 76 million shares outstanding as of the end of the second quarter. Of that, 64 million were in common stock. The balance were in the form of common stock equivalents, or options.

(Nate Kellogg):	Okay.

Jeff Cote:	In addition to that difference between those two numbers of 12 million, there is an additional 11 million options that could become common stock equivalents. That’s not to imply that they’re not in the money. The options are in the money. But when you go through the calculations for the treasury stock method, only 12 million go into the calculation side.

(Nate Kellogg):	Okay.

Jeff Cote:	So that’s for Digitas. Frank?

Frank Connolly:	Yeah, in terms of looking at common stock equivalents and not at the treasury method diluted share count, we had - we have about 5 million options outstanding right now. And that - we have common stock outstanding of about 26.5 million. So combined, it would be about 31.5 million.

(Nate Kellogg):	Okay, 31.5 million. Okay, great. And then next question, I guess a little relates to what - the previous question, but, you know, is there any price - I mean, obviously the market is reacting a little negatively to them, is there any price at which you guys - Digitas would be willing to sweeten the deal? Will there be more - you know, more stock or more cash to Modem shareholders or …

David Kenny:	We have a definitive merger agreement.

(Nate Kellogg):	Okay, so this is set in stone.

David Kenny:	Shareholders have to vote. We have a definitive merger agreement.

(Nate Kellogg):	Okay. All right. That’s all I’ve got. Thanks very much guys.

Jeff Cote:	Thank you.

Operator:	Your next question is a follow-up from (Chris Tinney) with Friedman, Billings, Ramsey.

(Chris Tinney):	Hi, thanks for taking my question again. David, obviously we know the stock’s reaction today. Just want to get a sense from you, I think for the most part in covering both companies and being with both companies that I don’t think investors are - there’s a lot of questions about Digitas buying Modem Media in the past and I think to a lot of people that made sense, at least it did a couple days ago.

I think the timing of it is a little bit of a surprise for people, given you were coming out of a - you know, economy’s getting stronger, we’re showing - you’re starting to show some operational leverage there, you know, I think the timing of it was maybe expected to see a year from now after both companies kind of recovered and given where Modem Media was in its investment, can you talk real quickly David though about why I think the timing of this is a bit of a surprise for people, and why you decided to do this today versus wait a year from now to see how Modem Media recovers along with the economy?

David Kenny:	Fundamentally, we believe the timing is right. We believe that we are at the beginning of a long secular transition towards interactive marketing and towards database marketing and (unintelligible) marketing. And our clients are telling us this. And so you want to make those investments at the beginning of the curve. You know, you wait too long and the markets have moved. And I absolutely believe Modem Media is a very strong company and was poised to get stronger.

I think it’s good if you can find a mutual way to do this, to do it at a point that’s at the beginning of a curve. I also believe that clients in both sides are asking for more scale, and the fact that we together could create that scale in every single one of our offices, now is the time to be able to seize those client opportunities. We want no question that we’re the best in the market and we wanted to be the best now when decisions were being made. We don’t want to leave things to chance.

So we absolutely see again, you know, the beginning of a great, great curve in the marketplace — very specifically on our clients — they see a big upside now. And we want to be prepared to seize it, not wait and see. You know, you’ve got to make these deals before the market moves, not afterwards.

(Chris Tinney):	So well then this year’s - your guidance - you kind of raised the lower end of the range a little bit, I think, in typical fashion of what you guys do. You come up with a range and you tighten that range as the year goes on, so I mean you yourselves don’t see any kind of a slowdown in your business itself, and the reason why you would have accelerated this transaction a year in advance?

David Kenny:	That wasn’t done because of that.

(Chris Tinney):	I guess you just answered that question.

David Kenny:	Yeah, you’ve seen the year-over-year growth. And I think more importantly when you get under the year-over-year growth, the fact that the core clients —

those flagships that have always been the center here — we’re still growing, you know, in the sort of 15% to 20% range — and when those middle clients were growing as expected, you know, in the 30% range, that means that the base is diversifying and that means that the strategy we’ve laid out for investors from the beginning is indeed happening and continue to happen.

So we feel very strong. And in fact, it’s because of that that I think now is the time. You know, an earlier question was, you know, are we ready to do this. We weren’t ready to do this until we had our business running well. We had our management team completely in place to run it so that we could have the bandwidth to take on a bigger challenge. So it’s only because we’re strong. We believe Modem Media’s strong. We believe they’re at the beginning of a long-term growth trajectory that we think now’s the time to do this, because we’re going to have wind at our backs as they get going.

Marc Particelli:	And I would reiterate that we’re at the beginning of a fundamental shift. And if anything, that shift is happening more rapidly than I thought it was going to happen. The clients are moving their marketing spend and their whole attitude towards measured marketing, much more rapidly than I thought a year ago. So now is the time to get on that curve. And Modem Media is building that capability.

I think one of the things that’s camouflaging our inherent growth has been a fall-away in some of our General Motors, which was our — one of our largest clients. I hate to say it — to the benefit of - glad to say now, to the benefit of Digitas. So we are adding some very strong clients and fueling future growth through the development of those clients as they mature over the next two years.

(Chris Tinney):	Okay, and then getting back to this (unintelligible) in question, do you David anticipate being able to create those same type of relationships with Modem Media clients, given Modem Media’s going to keep its name in terms of a larger retainer-based type of relationship with some of the nice - the bigger customers that Modem Media has?

David Kenny:	I absolutely anticipate it. First of all, you know, in a place where we both are strong at Delta, they have a relationship that’s exactly the profile of the relationships we have. We both coexist there. But their strategy hasn’t been that different. When we understood their relationships with folks like Hewlett Packard and GM Europe, (unintelligible), you know, they’re doing it. They’re moving in a very similar direction. They do believe in the retainer-based relationship. And they’ve hired the people and created the talent to do it. I think what we bring is more skill-set, so it can be more robust. And we intend to build off from that base.

But, you know, historically Digitas started within direct marketing relationships and expanded them. They started with some interactive marketing relationships and expanded them. So we’re starting from a different point, but we’re going to get to the same endpoint with clients. They’re not going to be exactly the same company, but it’s a very similar strategy that they were on. And we’re going to help them do it faster than they would have on their own.

(Chris Tinney):	Okay, thank you guys. I appreciate it.

Jeff Cote:	Thanks Chris.

Operator:	Your next question comes from (Andrew Jeffrey) with (Zedem).

(Andrew Jeffrey):	Hi, good morning. You touched on it a little bit, Dave and Marc, the macro environment. I mean, I’m a firm believer in the secular trends you discussed and highlight as being underlying rationale for the acquisition. We saw in the last cycle pretty sharp downturn in ad spending and an even sharper downturn in Internet-based spending. We seem to be on the cusp of potentially a meaningful economic slowdown. What sort of contingency plans do you have in place and are you hearing anything to suggest that if not decelerating the kind of seeming cyclical pickup in spending that we’ve witnessed in the last three quarters is starting to ebb a little bit, and how do you view that on a sort of a probability analysis basis?

David Kenny:	Well first of all, you know, I - we have to look at the market we’re in. I mean, our part of the market is still a $300 billion market, and so you’ve got to pick the right player in terms of the clients to take advantage of that. And somebody’s going to think, you know, it’s important to have a diversified base, and then the combined entity has a more diversified base every time, which is part of how you manage both ups and mitigate any risk of downs.

And we actually look across the client base, we continue to expect double-digit growth here. And the clients are absolutely talking to us about doing that, partially because they’re investing more in marketing still and also because they’re shifting the share of marketing to things that work. And if we’ve been able to prove that it works, if we’ve been able to put the analytics in place and understand in a very specific and analytical way the ROI on this, more and more companies are going this way. And we think, you know, there will be some cycles.

But if you look over the last couple of decades, marketing has continued to migrate over time to that which is more accountable, and every evidence is that’s going to continue to accelerate as the tools of interactive marketing in particular and as the skills and capabilities of databases get more robust.

(Andrew Jeffrey):	Okay, so you wouldn’t necessarily say that here in the second half, you’d say unequivocally hey we don’t see a slowdown coming or we don’t think it’s going to be material?

David Kenny:	No. That’s - our short and long-term forecasts are absolutely unchanged as a result of this, and we only believe we’re doing it off a bigger base once the transaction closes.

(Andrew Jeffrey):	Okay, thanks.

Operator:	Your next question is a follow-up from (Alexia Quadrani) with Bear, Stearns.

(Tim Nullen):	Hi, it’s actually (Tim Nullen) speaking for (Alexia) right now. Frank, a couple of questions regarding some of your largest clients, most specifically GM. You mentioned — and we understand that the trends are somewhat downward now — but can you comment on maybe why that is? Is it pricing related or is it some of the businesses may be going elsewhere, possibly even to Digitas? And what might be your assumptions for the relationship with GM going forward?

Frank Connolly:	Okay Tim, the - as we’ve said, the decline in General Motors versus last year is a mix of both rate and decline in volume. The - in North America — in the U.S. business — we did go through a pricing exercise that we’re going to see the first full quarter’s effect of in the second quarter. But we also, as Marc mentioned previously, have seen some volume declines in the U.S. as a result of the consolidation that’s occurring at General Motors. They have expressed an intention to consolidate their business with a limited number of agencies. And as we’ve been going through that, we’ve seen our volume drop a little bit.

Going forward, for the rest of the year, that situation has pretty much stabilized, but obviously it will continue to impact us in the year-over-year comparisons.

(Tim Nullen):	Okay, can you comment on maybe - you mentioned consolidation of GM business at other agencies. I don’t know if you can comment on whether some of that might actually be going to Digitas, in which case, you know, this kind of merger would be fine.

Frank Connolly:	It has gone to Digitas.

(Tim Nullen):	Okay, great. Just one follow-up to the earlier question then. I know with some of your - maybe you have one or two client conflicts out there — and I guess that’s part of the reason you plan to keep Modem and Digitas separate — with some of your clients — maybe GM as an example, I don’t know — but are there examples where you might actually just merge offices and, you know, merge those relationships?

David Kenny:	Well I think we’ve declared what we’re doing at an office level, which is merging the San Francisco offices. And there’s a case where both sides were working with different parts of Charles Schwab. Having them together, I think, will enable us to serve that client better. And we’re merging both the London offices. So that’s clear. In terms of specific clients who use both of us, there’s a reason why they use both of us. I think there are things that Modem Media’s very strong at. There are places that Digitas is very strong.

We have to — once we get through a transaction — work with those clients to find the way they want to be served. And if there are - if there’s added ways to consolidate efforts and work together, we will do that on their behalf. We’re not going to force it though, because I think we need to make sure that we protect everything clients value about both companies today.

Certainly though, it has always been true in both of our experiences, that the deeper you are with a client, the better you can serve them — the more opportunities you have to grow — the more data points you have — the more points of contact you have to grow. So we absolutely intend to work together to build faster - more value and therefore faster growth in those newly scaled relationships.

(Tim Nullen):	Okay, so you kind of have the option to pare some costs and merge some of the relationships of that’s what works, or on the other hand, you can keep them separately if that’s what the client prefers.

David Kenny:	Yeah, I think that absolutely the clients have to be a part of this, and that’s the good news is we’re allowed to do planning now between now and the close of transaction. And we’ll work with each client on what’s the right answer for them.

(Tim Nullen):	Good. Sounds good. Thanks.

Operator:	Your next question comes from (Mark Ort) with (Blazer). Mr. (Ort) your line is open.

No response from that line. We’ll move to the next question.

Your next question comes (Matt Harmon) with (HS Capital).

(Matt Harmon):	Hey guys. Congratulations on the deal. I jumped on the call a little late. My apologies. I just want to ask a couple questions. I want to first confirm when you expect a close and that the deal is a fixed ratio of .7 shares.

Man:	The exchange ratio is .7 and the expectation is that it will close before the early part of the first quarter.

(Matt Harmon):	Great. Thanks guys.

Man:	Welcome.

Operator:	Your next question comes from (Troy Maston), a follow-up. He’s with William Blair and Company.

(Troy Maston):	Yes, a quick follow-up. You mentioned a few clients that you’ve touched base with that you share. Have you done any checks with clients that would be potential conflicts that are in similar industries?

Man:	Obviously you can’t sort out the conflicted. The only real conflict that we need to solve between the two is that Digitas has a strong Microsoft relationship and (Moto Media) has a strong IBM relationship. We’ve let both of them know that we need to work with them. They faced a similar issue earlier this year when two different agencies owned by WPP kind of allocated things between the two or struck a deal to serve both of them within that holding company.

So we’re going to work it through with them and find the right solution for those companies. Beyond that, interesting enough, with (unintelligible) strategy we haven’t ended up with any arch rivals. We’ve ended up with more laughing clients than arch rivals. So that’s the only one we got to work through. And we’re going to do that with them.

(Troy Maston):	Okay, thanks.

Operator:	The next question comes from (Brett McCowsky) with (Peterman).

(Brett McCowsky):	Yes, this (unintelligible). I just wanted to ask, I missed whether you’ve contacted the customers and spoke to GM as to whether they’re happy about this arrangement or not.

Man:	We absolutely spoke with General Motors and they are very happy about this. The quote this morning was, “That’s terrific for us. It’s the best of both worlds.” Certainly some of the consolidation issue is because of Digitas’ scale and the ability to scale with them. The fact that they could now keep some of the great folks who’ve worked for them from the (Moto Media) side is something that they’re interested in exploring. So I think it’s been viewed as a positive by the couple of senior calls I had with General Motors this morning.

(Brett McCowsky):	Okay. My other question is just the Delta relationship. Delta obviously has some financial issues of their own. Is that contract up for renewal or do you anticipate any issues there if they go into bankruptcy or just have issues?

Man:	Clearly Delta has been in the news. The one thing that we are comfortable with is we help them generate revenue. We help them fill their seats and serve their customers. And that can’t change unless you them dissolve and we don’t see them dissolving. If they do go bankrupt, there is likelihood to be some disruption in our work but it’s not going to be eliminated. We used the analogy of a disruption that occurred in the airline industry in the past. That was the period after 9-11, at which we lost about a $1 million a quarter from our run rate for two quarters after 9-11. And we would anticipate something, at maximum, in that kind of range. But the reality is we work with them to help them fill their seats.

(Brett McCowsky):	Okay. Is there any clause in the agreement that says if specifically we lose X percentage of business for the Delta contract or the GM contract, then the deal doesn’t happen?

Man:	No if the fixed exchange rate is showing it’s a definitive merger agreement. We don’t believe there’s a risk here.

Man:	And it will be filed this afternoon.

(Brett McCowsky):	Okay, and the last question, you just mentioned that you are going to close in the first quarter. That seems like an awfully long time. What is the gating item?

Man:	I’m sorry if I said first quarter. It’s the fourth quarter of this year.

(Brett McCowsky):	Okay. Thank you.

Operator:	Your next question comes from (Sara Jane Burns) from (Gartmore Investment Management).

(Sara Jane Burns):	Hello. I would like to ask about the visibility going forward on Digitas’ numbers because before you’ve always been able to give great guidance. How do you in fact think the announcement will effect the numbers going forward in your ability to guide?

Man:	Well absolutely our business has always been built upon visibility, stability, profitability and growth. And we would only do a deal if it enabled us to keep that going. We again went client by client through this. Where we have actually increased scale because we’re working together that always increases the predictability. Our predictability is always driven from the scale relationships. And the fact that they’ll be more of them keeps us predictable but also diversifies the number of highly predictable relationships. So we don’t see any change in our profile. We absolutely went about this as an extension of the existing strategy and the way we’ve always won the business. And I don’t see any change at all. I actually think it’ll just help us.

(Sara Jane Burns):	Thank you.

Operator:	Your next question comes from (Mark Ort) with (Blazer).

(Mark Ort):	Hi. I apologize for the technical difficulties earlier. If I look at the interactive marketing or e-marketing as a subset of the overall marketing industry, if we call it that. What would your market shares be at this point with the combined companies?

Man:	Small. It’s a huge market and can de defined lots of different ways but, you know, it’s fractional. People will define the market different ways is why we can’t give a deliberate answer, but this is a highly fragmented business with lots of players.

(Mark Ort):	Okay, thank you.

Operator:	At this time there are no further questions. I will now turn the call over to Mr. David Kenny for any closing remarks.

David Kenny:	Hey, thank you everybody for your time this morning. I especially want to thank Mark and Frank and their teams for all the work with us to get ready for today. And certainly Jeff and the rest of the Digitas team as well. It was a lot of hard work, a lot of thought. As I hope you understand, we go into this with a very detailed implementation plan all ready.

Now that we’ve signed this agreement, we’ll go even further and make sure that this is the best for our people, the best for our clients, and certainly increasing returns for all of you, our shareholders. We’re all terrifically excited about the opportunities that the Digitas (Moto Media) combination creates. Two of the industry’s preeminent marketing services brands are going to continue our efforts in the marketplace at a time when marketers’ demand for alternative media choices and alternative marketing choices is clear and growing.

As separate and complimentary agencies, we’re going to be working as one force with a focus commitment on the highest quality of service, the best solutions for our clients, the greatest opportunities and development of our people, and of course out of all of that creating the best return and best value for our shareholders. I look forward to updating you on the progress of our pending transaction with (Moto Media) and to continuing our discussion next quarter. Thank you again for joining.

Operator:	This concludes today’s conference call. You may disconnect at this time.

END